Citigroup Inc.	Pricing Sheet No. 2013–CMTNG0032 dated December 31, 2013 relating to Preliminary Pricing Supplement dated December 31, 2013 Registration Statement No. 333-192302 Filed Pursuant to Rule 433
Callable Dual Range Accrual Notes Linked to 6-Month U.S. Dollar LIBOR and the S&P 500® Index
Due January 15, 2029
PRICING TERMS — DECEMBER 31, 2013
Underlying rate:	6-month U.S. Dollar LIBOR
Underlying index:	S&P 500® Index
Aggregate stated principal amount:	$10,000,000
Stated principal amount:	$1,000 per note
Pricing date:	December 31, 2013
Issue date:	January 15, 2014
Maturity date:	Unless earlier redeemed, January 15, 2029
Payment at maturity:	Unless earlier redeemed, $1,000 per note plus the coupon payment due at maturity, if any
Variable quarterly coupon payments:
On each coupon payment date, you will receive a coupon payment at an annual rate equal to the variable coupon rate for that coupon payment date. The variable coupon rate for any coupon payment date will be determined as follows:

contingent rate of 6.30% per annum x	number of accrual days during the related accrual period
number of elapsed days during the related accrual period

If the number of accrual days in a given accrual period is less than the number of elapsed days in that accrual period, the variable coupon rate for the related coupon payment date will be less than the full contingent rate, and if there are no accrual days in a given accrual period, the applicable variable coupon rate will be 0%.

Coupon payment dates:	The 15th day of each January, April, July and October, beginning on April 15, 2014
Accrual period:
For each coupon payment date, the period from and including the immediately preceding coupon payment date (or the issue date in the case of the first coupon payment date) to but excluding such coupon payment date

Accrual day:	An elapsed day on which the accrual condition is satisfied
Elapsed day:	Calendar day
Accrual condition:
The accrual condition will be satisfied on an elapsed day if, and only if, both (i) the underlying rate is within the underlying rate range on that elapsed day and (ii) the closing level of the underlying index is greater than or equal to the accrual barrier level on that elapsed day. See “Additional Information” in the related preliminary pricing supplement.

Underlying rate range:	0.00% to 6.00%, inclusive
Accrual barrier level:	1,200.00
Early redemption:
We have the right to redeem the notes, in whole and not in part, quarterly on any coupon payment date on or after January 15, 2015 upon not less than five business days’ notice for an amount in cash equal to 100% of the stated principal amount of your notes plus the coupon payment due on the date of redemption, if any.

Listing:	The notes will not be listed on any securities exchange
CUSIP / ISIN:	1730T0F53 / US1730T0F531
Underwriter:	Citigroup Global Markets Inc. (“CGMI”), an affiliate of the issuer, acting as principal
Underwriting fee and issue price:	Issue price(1)	Underwriting fee(2)	Proceeds to issuer(2)
Per note:	$1,000	$35	$965
Total:	$10,000,000	$350,000	$9,650,000
(1) On the pricing date, the estimated value of the notes is $904.90 per note, which is less than the issue price. The estimated value of the notes is based on CGMI’s proprietary pricing models and our internal funding rate. It is not an indication of actual profit to CGMI or other of our affiliates, nor is it an indication of the price, if any, at which CGMI or any other person may be willing to buy the notes from you at any time after issuance. See “Valuation of the Notes” in the related preliminary pricing supplement.
(2) CGMI, an affiliate of Citigroup Inc. and the underwriter of the sale of the notes, is acting as principal and will receive an underwriting fee of up to $35 for each $1,000 note sold in this offering. The actual underwriting fee will be equal to the selling concession paid to selected dealers. The per note proceeds to Citigroup Inc. above represents the minimum per note proceeds to Citigroup Inc., assuming the maximum per note underwriting fee. The total underwriting fee and proceeds to issuer shown above gives effect to the actual amount of this variable underwriting fee. Certain dealers, including Morgan Stanley Smith Barney LLC, and their financial advisors will collectively receive from CGMI a variable selling concession of up to $35 for each $1,000 note they sell. Additionally, it is possible that CGMI and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. You should refer to “Risk Factors Relating to the Notes” and “Plan of Distribution; Conflicts of Interest” in the related preliminary pricing supplement for more information.

You should read this document together with the related preliminary pricing supplement and the other following documents, each of which can be accessed via the hyperlinks below:

Preliminary Pricing Supplement dated December 31, 2013           Product Supplement No. IE-06-02 dated November 13, 2013
Underlying Supplement No. 3 dated November 13, 2013
Prospectus Supplement and Prospectus each dated November 13, 2013

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The securities represent obligations of Citigroup Inc. only. “Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500” and “500” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Citigroup Inc. and its affiliates. The securities are not sponsored, endorsed, sold or promoted by Standard & Poor’s or The McGraw-Hill Companies and neither makes any representation or warranty regarding the advisability of investing in the securities.

Citigroup Inc. has filed a registration statement (including a preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“Commission”) for the offering to which this communication relates. You should read the related preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus in that registration statement (File No. 333-192302) and the other documents Citigroup Inc. has filed with the Commission for more complete information about Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the Commission’s website at www.sec.gov. Alternatively, you can request the related preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus by calling toll-free 1-877-858-5407.